As filed pursuant to Rule 424(b)(3) under
                                                      the Securities Act of 1933
                                                     Registration No. 333-110627

Prospectus
                            FIDELITY FEDERAL BANCORP

                       ----------------------------------

               9.00% SENIOR SUBORDINATED NOTES DUE APRIL 20, 2009

                       ----------------------------------

                      MATERIAL TERMS OF THE RIGHTS OFFERING

         We are distributing subscription rights to persons who own our common stock as of the close of business on January 7, 2004 to purchase $2,500,000 principal amount of our 9.00% unsecured senior subordinated notes due April 20, 2009. The subscription rights for the notes are exercisable beginning on the date of this prospectus and will expire at 5:00 p.m., Central time, on April 20, 2004.

         You will receive one basic subscription right, rounded down to the nearest whole number, for every 3,847 shares of our common stock that you own on the close of business on January 7, 2004, the record date. Each basic subscription right will entitle you to purchase $1,000 principal amount of the notes. To the extent that you do not have a sufficient amount of shares to otherwise receive a basic subscription right, you will still receive one basic subscription right to subscribe for the purchase of a note in the minimum $1,000 principal issuance amount. The basic subscription right also includes the right to over-subscribe, subject to availability and proration, for additional notes if not all of the notes offered are purchased pursuant to the basic subscription rights. Your subscription, once made, is irrevocable.

         The payment of principal and interest on the notes will be senior to our 9% junior subordinated notes due February 1, 2009, and will rank PARI PASSU with our senior subordinate debt due June 2005. We anticipate that we will use a portion of the proceeds to repay $1.0 million of the $1.8 million in senior subordinated notes that mature in June 2005.

         The directors, executive officers of Fidelity and their affiliates currently beneficially own approximately 7,181,408 of our outstanding shares of our common stock (not including stock options exercisable within 60 days) and intend to purchase notes in the amount of at least $2.0 million. As a result, we expect to receive subscriptions for at least $2.0 million of the $2.5 million principal amount of the notes being offered.

         There is no minimum amount of notes that must be subscribed for as a condition to accepting subscriptions and closing the offering. Interest will accrue beginning on the date of our receipt of amounts submitted by you as payment for the notes. However, if we cancel the offering, any money received will be refunded promptly, without interest.

         The amounts we receive as payment for the notes will not be deposited into a segregated escrow account. There is no guarantee that we will have these funds available to return to you. In this event, we expect to draw upon an existing line of credit to borrow funds for this purpose.

                           MATERIAL TERMS OF THE NOTES

         Interest on the senior notes accrues at the rate of 9.00% per year, based upon a 360-day year, and is payable semi-annually, in arrears, in cash or by check every April 20th and October 20th, with the first payment on October 20, 2004. The notes will mature on April 20, 2009. We have the option to redeem the notes in whole or in part at any time prior to maturity with no redemption premium. The redemption price will be equal to the principal amount of the note being redeemed, plus accrued but unpaid interest. The notes are unsecured, senior subordinated obligations of Fidelity Federal.

                       ----------------------------------

         Neither the notes nor the subscription amounts are savings or deposit accounts or other obligations of United Fidelity Bank or any non-bank affiliate of Fidelity and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                       ----------------------------------

         See "Risk Factors" beginning on page 7 to read about factors you should consider before exercising your subscription privileges to purchase notes. In particular, please see our discussion of how dividend restrictions may impact our ability to meet our debt obligations.

                       ----------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is March 1, 2004.

                                Table of Contents

Prospectus Summary...................................................................................................1
         Fidelity Federal Bancorp....................................................................................1
         Questions and Answers About the Rights Offering.............................................................1

Risk Factors.........................................................................................................7
         Risk Factors Relating to the Rights Offering and the Notes..................................................7
                  We may not be able to pay interest on or repay the notes...........................................7
                  We may not be able to raise all the capital we need................................................8
                  There is no established market for the notes and they may be difficult to sell.....................8
                  Our secured and other unsecured debt and the liabilities of our operating company may be effectively senior to the notes...........................................................8
                  Once you exercise your subscription rights, you may not revoke the exercise........................8
                  United Fidelity Bank is subject to the restrictions and conditions of a Supervisory Agreement with the Office of Thrift Supervision.....................................................9
         Risk Factors Related to Fidelity Federal....................................................................9
                  Because our business is only in Vanderburgh County, a downturn in the economy in our market area may adversely affect our business....................................................9
                  We must achieve sufficient earnings in order to realize our $6.0 million deferred income tax receivable................................................................................9
                  Our accomplishments are largely dependent upon the skill and experience of our senior management team..........................................................................10
                  The existence of controlling shareholders may limit the ability of other shareholders to influence the outcome of matters requiring stockholder approval, could discourage potential acquisitions of our business by third parties, and could impact the price of our shares......................................................................10
                  United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital....10
                  We may need additional funds for debt service, which could result in dilution of your ownership position or result in additional interest expense..............................11

Special Note Regarding Forward-Looking Statements...................................................................11

United Fidelity Bank is Subject to a Supervisory Agreement with the Office of Thrift Supervision....................12

Use of Proceeds.....................................................................................................12

We Do Not Anticipate Paying Dividends...............................................................................13

Ratio of Earnings to Fixed Charges..................................................................................13

Price Range of Common Stock.........................................................................................14

Capitalization......................................................................................................15

The Rights Offering.................................................................................................16

Material Federal Income Tax Considerations..........................................................................22



Description of the Notes............................................................................................23

Description of Capital Stock........................................................................................25

Plan of Distribution................................................................................................26

Legal Matters.......................................................................................................26

Experts  ...........................................................................................................26

Where You Can Find More Information.................................................................................26

                       ----------------------------------

         Fidelity has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if the prospectus is delivered to you after the prospectus date, or you buy our common stock after the prospectus date.

         Until April 10, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

         TO CALIFORNIA RESIDENTS ONLY: The offer of the notes pursuant to the exercise of rights has been approved in California on the basis of a limited offering qualification. Accordingly, the issuer did not have to demonstrate compliance with some or all of the merit regulations of the Department of Corporations as found in Title 10, California Code of Regulations, Rules 260.140.4, 260.140.5 and 260.140.10. Further, California shareholders may only exercise basic rights and may not exercise any over-subscription rights. The exemption afforded by Corporations Code Section 25104(h) has been withheld by the Department of Corporations.

Prospectus Summary


         This section answers in summary form some questions you may have about Fidelity Federal Bancorp and this rights offering and highlights some of the information in this prospectus. Because this section is a summary, it does not contain all of the information that you should consider before exercising your subscription rights. You should read the entire prospectus carefully, including the "Risk Factors" section and the documents listed under "Where You Can Find More Information."

                            Fidelity Federal Bancorp
                            ------------------------

         General. Fidelity was incorporated as a savings and loan holding company under the laws of the State of Indiana in 1993. Fidelity owns all of the issued and outstanding stock of United Fidelity Bank, fsb, its federally-chartered savings bank subsidiary. United Fidelity Bank was formed in 1914 and maintains four locations in Evansville, Indiana and one in Newburgh, Indiana. Our principal executive offices are located at 18 NW Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 424-0921.

         We, through our savings bank subsidiary, are engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing these funds in consumer, commercial and mortgage loans, and in investment and money market securities.

         Supervisory Agreement. We are subject to a Supervisory Agreement with the Office of Thrift Supervision. The Supervisory Agreement has been in place since February 1999 and has created certain operational challenges. The Supervisory Agreement initially restricted our ability to originate new commercial or multifamily loans and limited the percentage of consumer loans outstanding to total assets. We are also required to meet certain capital requirements set forth in our strategic plan. The Supervisory Agreement also restricts the payment of dividends to us from United Fidelity Bank, our subsidiary, which has negatively impacted our ability to meet our debt service obligations. The Supervisory Agreement also required that we reduce our classified assets, which primarily consisted of our affordable housing assets. Our subsequent divestitures of these affordable housing assets in recent years has caused us to incur additional expense, utilized available cash and created significant net losses.

         Despite these operational challenges, we have been able to meet all of our debt service obligations. This has been accomplished primarily by raising capital through debt and equity offerings and by the divestiture of our affordable housing assets. We last raised capital in February 2002. In that month, we closed our previous rights offering of junior subordinate notes and warrants to purchase our common stock. In that offering, we sold 1,002 notes and 500,000 warrants, and raised total proceeds, after expenses, of approximately $1,225,000. Because of our improving financial condition and continued compliance with the Supervisory Agreement, commercial lending authority was reinstated in February 2002 and a higher concentration limit of consumer loans to total assets was approved in connection with United Fidelity Bank's strategic plan. United Fidelity Bank believes that it currently is in compliance with the Supervisory Agreement, including the capital targets established in its strategic plan.

                 Questions and Answers About the Rights Offering
                 -----------------------------------------------

Q: Will Fidelity return money received from shareholders if it cancels the rights offering?

A: If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. However, there is no guarantee that we will have these funds available to return to shareholders who have submitted payment for notes. In this event, we expect to draw upon our existing $500,000 line of credit with CIB Bank. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

Q:       What is the rights offering?

A: The rights offering is an opportunity for you to purchase $1,000 principal amount notes for every 3,847 shares of Fidelity common stock you own.

Q:       Why are we engaging in a rights offering?

A: Because United Fidelity Bank is restricted in its ability to pay dividends to us, we believe it is in our best interests to raise additional capital. We have $1.8 million of senior subordinated debt which matures in June 2005. We are undertaking this rights offering to raise additional capital, without paying underwriting commissions and expenses, for the purposes set forth under the following question entitled "What will we do with the proceeds of the rights offering?".

Q: How many notes will directors and executive officers of Fidelity purchase?

A: The directors, executive officers of Fidelity and their affiliates currently beneficially own approximately 7,181,408 of our outstanding shares of our common stock (not including stock options exercisable within 60 days) and intend to purchase notes in the amount of at least $2.0 million. As a result, we expect to receive subscriptions for at least $2.0 million of the $2.5 million principal amount of the notes being offered.

Q:       How much money will Fidelity receive from the rights offering?

A: The gross proceeds from the rights offering will depend on the principal amount of the notes purchased. If we sell all notes which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $2,500,000, before deducting expenses payable by us, which are estimated to be approximately $36,250.

Q:       What will we do with the proceeds of the rights offering?

A: We anticipate that we will use a portion of the proceeds to repay $1.0 million of the $1.8 million in senior subordinated debt currently outstanding that matures in June 2005. We also anticipate that we will contribute $1.0 million of capital to our subsidiary, United Fidelity Bank. The remainder will be utilized to make interest payments on this and other outstanding debt, and to fund the limited operations of Fidelity. Although we expect to use the proceeds in the manner discussed above, we reserve the right to use the proceeds in any manner which we consider appropriate.

Q:       What are the material terms of the notes?

A: The notes have an interest rate of 9.00% per annum beginning on April 20, 2004, based upon a 360-day year, and mature on April 20, 2009. On at least 15 but not more than 60 days' notice, we have the option to redeem the notes in whole or in part at any time prior to maturity. If we redeem the notes in part, all principal payments on the notes will be made pro rata to the holders of the notes based on the aggregate outstanding principal balance of the notes to be redeemed.

Q:       How did Fidelity arrive at the interest rate on the notes?

A: A special committee of our board of directors (excluding any control directors) was established to determine the appropriate interest rate. The special committee considered a variety of factors in determining the interest rate, including the maturity date of the notes, the financial condition of Fidelity and United Fidelity Bank, spreads to treasury bonds for similarly rated companies, and the ability of Fidelity to prepay at any time.

Q:       What is a basic subscription right?

A: We are distributing to you, at no charge, one basic subscription right, rounded down to the nearest whole number, for every 3,847 shares of common stock that you owned on January 7, 2004, the record date. Each basic subscription right entitles you to purchase $1,000 principal amount of the notes.

Q:       What does it mean to exercise a basic subscription right?

A: When you "exercise" a subscription right, that means that you choose to purchase the principal amount of the notes which that subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription right. The basic subscription right carries with it an over-subscription privilege. You must, however, fully exercise your basic subscription right if you wish to exercise your over-subscription privileges. You cannot give or sell your subscription rights to anybody else; only you can exercise them.

Q: What if I don't own enough shares to entitle me to a basic subscription right?

A: If you do not own a sufficient number of shares to otherwise receive a basic subscription right, you will still receive a basic subscription right to allow you to purchase one note in the principal amount of $1,000.

Q:       What is the over-subscription privilege?

A: This privilege is available only if you fully exercise your basic subscription privilege. We do not expect that all of our shareholders will exercise all of their basic subscription rights. By extending over-subscription privileges to our shareholders, we are providing for the purchase of those notes which are not purchased through exercise of basic subscription rights. The over-subscription privilege entitles you, if you fully exercise your basic subscription right, to subscribe for additional notes, in $1,000 increments, not acquired by other holders of basic subscription rights. As described below, there are limitations on your over-subscription privilege.

Q:       What are the limitations on the over-subscription privilege?

A: We will issue up to $2,500,000 aggregate principal amount of the notes. The principal amount of notes available for over-subscription privileges will be $2,500,000 minus the aggregate principal amount of the notes purchased upon exercise of all basic subscription rights.

         If the principal amount of the notes available for sale pursuant to the exercise of all over-subscription privileges is not sufficient to satisfy in full all over-subscription privileges, the additional principal amount of the notes that you will be entitled to purchase if you exercise your over-subscription privilege will be limited.

         In this situation, you will be entitled to purchase upon the exercise of your over-subscription privilege a principal amount of the notes equal to the product, rounded down to the nearest $1,000, of:

         o the number of shares of our common stock owned by you on the close of business on January 7, 2004, divided by the total number of shares of our common stock owned by all shareholders exercising their over-subscription privileges to purchase notes on the close of business on January 7, 2004; and

         o the principal amount of notes available for sale pursuant to the exercise of all over-subscription privileges.

         For example, if we sell $2,000,000 principal amount of the notes pursuant to the exercise of basic subscription rights, we then would have remaining $500,000 principal amount of the notes available for purchase by individuals exercising over-subscription privileges. If individuals exercising over-subscription privileges subscribe for $500,000 or less in principal amount of the notes by use of their over-subscription privileges, then all over-subscription privileges would be honored.

         If individuals exercising over-subscription privileges subscribe for more than $500,000 in principal amount of the notes by use of their over-subscription privileges, then over-subscription privileges would be limited. For example, assume that individuals exercising over-subscription privileges subscribe for $600,000 principal amount of the notes by use of their over-subscription privileges, you own 10,000 shares of our common stock and shareholders who are exercising their over-subscription privileges own 100,000 shares. In this example, your over-subscription privilege would be equal to $50,000 principal amount of the notes. This was calculated by dividing the number of shares you own, or 10,000, by the total number of shares owned by all shareholders exercising their over-subscription privileges with respect to the notes, or 100,000, and then multiplying this by the principal amount of the notes available for sale pursuant to the exercise of all over-subscription privileges, or $500,000.

         In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges.

Q:       Must all holders of rights pay the subscription price in cash?

A: All shareholders granted rights, who wish to participate in the rights offering, must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights.

Q: Has the board of directors made a recommendation regarding this rights offering?

A: Our board of directors does not make any recommendation to you about whether you should exercise any rights.

Q:       How long will the rights offering last?

A: You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before 5:00 p.m., Central time, on April 20, 2004, your basic subscription rights will expire.

Q:       After I exercise my subscription rights, can I change my mind?

A: No. Once you send in your shareholder rights agreement and payment, you cannot revoke the exercise of either your basic subscription rights, even if you later learn information about us that you consider to be unfavorable, and we will have immediate use of the funds sent as payment. You should not exercise your subscription rights unless you are certain that you wish to purchase the notes.

Q:       When will I receive my notes?

A: If you purchase the notes through the rights offering, you will receive the notes as soon as practicable after April 20, 2004. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any notes you may elect to purchase by exercise of your basic subscription right or any over-subscription privileges in order to comply with state securities laws.

Q:       How and by what date must I exercise my subscription rights?

A: You must properly complete the attached shareholder rights agreement and deliver it to us before 5:00 p.m., Central time, on April 20, 2004. Our address, for delivery purposes, is on page 21. Your shareholder rights agreement must be accompanied by proper payment for the notes that you wish to purchase.

Q: What should I do if I want to participate in the rights offering but my shares are held in the name of my broker or a custodian bank?

A: If you hold shares of Fidelity common stock through a broker, dealer or other nominee, we will ask your broker, dealer or nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, dealer or nominee with the other rights offering materials.

Q:       Is exercising my subscription rights risky?

A: The exercise of your subscription rights involves certain risks. Exercising your subscription rights means buying the notes and should be carefully considered as you would view other investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 7.

Q:       Can I sell or give away my subscription rights?

A:       No.  The basic subscription rights are not transferable.

Q:       Must I exercise any subscription rights?

A:       No.

Q:       What are the federal income tax consequences of owning the notes?

A: The receipt of interest on the notes will generally be taxable as ordinary interest income to the owners of the notes. Furthermore, any subsequent sale of the notes prior to their maturity will generally be a taxable event to the owners of the notes. You should review the federal income tax discussion concerning the rights offering and the notes under the heading "Material Federal Income Tax Considerations," beginning on page 22. You should also review the tax opinion of our legal counsel, Krieg DeVault LLP, also under the heading "Material Federal Income Tax Considerations," beginning on page 22. However, you should consult your own tax advisors in determining the federal, state, local, foreign and any other tax consequences to you of the rights offering and the purchase, ownership and disposition of the notes.

Q:       Can Fidelity cancel the rights offering?

A: Yes. Our board of directors may cancel the rights offering in its discretion at any time on or before April 20, 2004. We don't expect to cancel the rights offering and are not aware of any facts or circumstances which would cause us to do so. We have reserved this right in the event we determine that facts of which we are currently unaware or future events would cause us to determine that the rights offering is not in the best interests of Fidelity. These reasons may include the institution or threat of litigation against us with respect to the rights offering.

Q: Will interest accrue on amounts that I submit as payment for notes prior to the date that the notes are issued?

A: Yes. Interest will accrue beginning on the date of our receipt of amounts submitted as payment for the notes at the rate of 9% per year, based upon a 360-day year. However, if we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Further, if you exercise your over-subscription privilege and are allocated less than all of the principal amount of notes for which you wished to subscribe, the excess funds you paid for the notes will be returned to you as soon as practicable, without interest. However, the subscription amounts we receive for principal amount of notes requested through your over-subscription privileges will not be deposited into an escrow account and will be available immediately for use by Fidelity. As a consequence, there is no guarantee that we will have these funds available to return to you. In this event, we expect to draw upon our existing $500,000 line of credit with CIB Bank. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

Q:       What if I have more questions?

A: If you have more questions about the rights offering, please contact Mark A. Isaac, Vice President, at (812) 424-0921.

                                  RISK FACTORS


         You should carefully consider the risks and uncertainties described below which we believe are material to the offering and the other information in this prospectus before deciding whether to invest in the rights offering. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, we may be unable to satisfy the notes or the trading price of our common stock could decline and you may lose part or all of your investment.

           Risk Factors Relating to the Rights Offering and the Notes
           ----------------------------------------------------------


We may not be able to pay interest on or repay the notes.

         o We are a holding company and our operating company has no obligations to the holders of the notes.

                  We conduct substantially all of our business through our operating company, United Fidelity Bank. Although we have the ability to raise capital, such as through the sale of additional shares of stock or the issuance of additional debt, our cash flow and, consequently, our ability to pay interest in cash to service our debt, including the notes, are largely dependent upon the cash flow of United Fidelity Bank and the payment of funds by United Fidelity Bank to us. United Fidelity Bank is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay any amounts due on the notes or to make cash available for that purpose.

         o        Our operating company is restricted in making dividends to us.

                  The terms of the Supervisory Agreement require Office of Thrift Supervision approval for United Fidelity Bank to pay us dividends. The OTS may agree to allow the payment of dividends from United Fidelity Bank to us to assist in debt service, although it has no obligation to do so and we cannot and do not offer any assurances that the OTS will do so. Also, the OTS could continue to prohibit the payment of dividends to us in the future if it considers such action necessary for the safety and soundness of United Fidelity Bank. If we do not receive any dividends from United Fidelity Bank, we may not be able to make payments on the notes. If the current dividend restrictions were removed and assuming the absence of any safety and soundness concerns as determined by the OTS, United Fidelity Bank could provide up to $5.1 million in dividends to Fidelity as of September 30, 2003.

         o Dividend restrictions and terms of subsequent financings may affect our ability to meet our debt obligations.

                  We cannot assure you that we will be able to meet our debt obligations. We have engaged in equity and debt financings to allow us to meet our debt service requirements and reduce the overall level of our outstanding debt. Until the current dividend restrictions are no longer in place, future equity or debt financings will be necessary for us to continue to meet our debt service requirements. If we are unable to generate sufficient cash through these financings to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit certain debt holders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness. Our ability to meet our debt and other obligations and to reduce our total debt also depends on economic, financial, competitive, regulatory and other factors. Many of these factors are beyond our control. Although we believe that our existing current assets combined with working capital from our operations and proceeds of future equity or debt financings will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

We may not be able to raise all the capital we need.

         There is no guarantee that we will be able to sell all or any of the notes offered in this prospectus. There is no minimum of notes that we must sell to complete the offering. In the event that we are unable to raise sufficient capital from the offering, it is likely that we will need to obtain additional capital so that we may execute successfully our business strategy. Any necessary future raising of capital, if available, may be on terms which are not favorable to us. Future financings on less favorable terms may be more costly which could restrict our ability to make payments on the notes.

There is no established market for the notes and they may be difficult to sell.

         We do not intend to list the notes for trading on any national securities exchange or to cause them to be quoted in any inter dealer quotation system. Whether a market develops for the notes, and if so, the liquidity of such market will depend on the number of holders of the notes, our financial performance, and the market for similar securities. We cannot assure you that an active trading market for the notes will develop or, if it does, at what prices the notes may trade. Therefore, you may not be able to sell the notes when you want and, if you do, you may not be able to receive the price you want.

Our secured and other unsecured debt and the liabilities of our operating company may be effectively senior to the notes.

         The payment of principal and interest on the notes will be senior to our 9% junior subordinated notes due February 1, 2009, and will rank PARI PASSU with our senior subordinated debt due June 2005. In addition, the notes are unsecured obligations of Fidelity and are senior to all other unsecured indebtedness of Fidelity, including any future issues of subordinated notes or debentures of Fidelity but not to common stock or preferred stock of Fidelity. Fidelity anticipates that it will use a portion of the proceeds to repay $1.0 million of the $1.8 million in senior subordinated notes currently outstanding that mature in June 2005. United Fidelity Bank has no obligation to pay amounts due on the notes. At September 30, 2003, we had approximately $4.3 million of long-term, unsecured indebtedness. We repaid $1.5 million of our 10% senior notes outstanding in late October 2003. We and United Fidelity Bank may incur additional debt, subject to limitations, and that additional debt may rank senior to the notes. United Fidelity Bank may use the earnings it generates, as well as its existing assets, to fulfill its own direct debt service requirements, particularly because certain agreements may restrict its ability to pay dividends to us or because the debt of United Fidelity Bank may be secured by its assets.

Once you exercise your subscription rights, you may not revoke the exercise.

         Once you exercise your subscription rights, you may not revoke the exercise, even if less than all of the notes that we are offering are actually purchased.

United Fidelity Bank is subject to the restrictions and conditions of a Supervisory Agreement with the Office of Thrift Supervision.

         United Fidelity Bank entered into a Supervisory Agreement with the OTS on February 3, 1999, which requires it to take certain actions and restricts certain of its operations, including its ability to pay dividends. If United Fidelity Bank is unable to comply with the terms and conditions of the Supervisory Agreement, the OTS could take additional regulatory action, including the issuance of a cease and desist order requiring further corrective action. Such corrective action could include, among other things, increasing the allowance for loan and lease losses or valuation allowance for letters of credit, obtaining additional or new management, and further restrictions on dividends. Because we are dependent upon United Fidelity Bank for our income, we may not be able to make payments on the notes and this could negatively impact the price of our stock and prohibit the payment of future dividends.


                    Risk Factors Related to Fidelity Federal
                    ----------------------------------------

Because our business is only in Vanderburgh County, a downturn in the economy in our market area may adversely affect our business.

         Substantially all of United Fidelity Bank's loans will be to businesses and individuals in Vanderburgh County and the surrounding counties. Any decline in the economy of these areas could have an adverse impact on United Fidelity Bank. Like most banking institutions, United Fidelity Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and United Fidelity Bank's ability to respond to changes to such rates. Although we believe that economic conditions in our market area have been generally favorable, we cannot assure you that such conditions will continue to prevail.

         We encounter strong competition from other financial institutions operating in our market and elsewhere, including large national and super-regional banking institutions. Unlike larger regional and multi-state banking operations that do not depend upon only a few markets, United Fidelity Bank's loan and deposit growth will rely predominately on Vanderburgh County and the surrounding counties. Because of this competition, we may have to pay higher rates of interest to attract deposits. In addition, because of our smaller size, the amount we can loan to one borrower is less than that for most of our competitors. This may impact our ability to seek relationships with larger businesses in our market area.

We must achieve sufficient earnings in order to realize our $6.0 million deferred income tax receivable.

         We currently have a deferred income tax receivable of approximately $6.0 deferred income tax receivable, net of a valuation allowance. We must achieve sufficient annual earnings in order to be able to utilize this asset within the federal and state carryforward periods. Our ability to utilize these tax credit carryforwards will begin to expire in 2013 and continuing through 2025. We perform an analysis each fiscal quarter in order to estimate the future expirations of existing federal and state tax carryforwards. This analysis takes into consideration projected income in future years, our business plan and cost reductions. We currently have estimated that not all of the tax credit carryforwards will be utilized within the carryforward periods and a valuation allowance of $500,000 has been established. If we are unable to achieve a sufficient level of net income in future periods, we may need to establish an additional valuation allowance for this deferred tax asset. Any additional allowance would reduce the receivable and increase our expenses, thus reducing our earnings.

Our accomplishments are largely dependent upon the skill and experience of our senior management team.

         The success of our business will depend upon the services of our senior management team. Our business may suffer if we lose the services of any of these individuals, including Bruce A. Cordingley and Donald R. Neel. We have entered into a three year contract employment agreement with Mr. Neel, which expires on May 19, 2005, subject to renewal. Mr. Cordingley's role with Fidelity is not full time. He receives board fees, but he has no employment agreement with us, does not receive a salary and has substantial business interests other than Fidelity. Our future success also depends on our ability to identify, attract and retain qualified senior officers and other employees in our identified market.

The existence of controlling shareholders may limit the ability of other shareholders to influence the outcome of matters requiring stockholder approval, could discourage potential acquisitions of our business by third parties, and could impact the price of our shares.

         As of September 30, 2003 Bruce A. Cordingley, who is a director of Fidelity, and entities and individuals affiliated with him own of record or control 64.1% and beneficially own 65.9% of our issued and outstanding shares of common stock. Our remaining directors, together with their respective affiliates, own of record approximately 3.7% and beneficially 3.9% of our outstanding common stock. Although we are not aware of any arrangement or understanding, contractual or otherwise, that obligates our directors to act in concert with respect to Fidelity, the level of stock ownership held by the directors may allow them to elect all of their designees to the board of directors and to control the outcome of virtually all matters submitted for a vote of our shareholders. Either the equity interests of Mr. Cordingley and his affiliates, or the combined equity interests of all of the directors in Fidelity, could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Fidelity, even on terms that a stockholder might consider favorable. This in turn could harm the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock. In addition, sales of a substantial amount of our common stock in the public market, by our principal shareholders or otherwise, or the perception that these sales may occur, could materially adversely affect the market price of our common stock and impair our ability to raise funds in additional offerings.

United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital.

         United Fidelity Bank makes various types of loans. Under the Supervisory Agreement between the OTS and United Fidelity Bank, the consumer loan portfolio was originally limited to 25% of total assets. Under a business plan recently approved by the OTS, this limit was increased to 28% of total assets. Consumer loans carry more risk as they rely primarily on borrower's continuing financial stability and, thus, are more likely to be adversely affected by circumstances such as job loss and personal bankruptcy, as well as general economic conditions. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of a reduction in the value of the underlying collateral. Because of this, the OTS may require United Fidelity Bank to maintain a higher level of capital than a similarly sized institution with a smaller exposure to this type of loan. Currently, approximately 21.2% of our assets are comprised of consumer loans. As of September 30, 2003, $307,000 was set aside for consumer loan losses. This represents approximately 0.94% of consumer loans outstanding.

We may need additional funds for debt service, which could result in dilution of your ownership position or result in additional interest expense.

         We may need additional funds for servicing our debt, which could result in dilution of your ownership position or result in additional interest expense, because United Fidelity Bank is restricted from paying dividends without prior approval of the OTS. As of September 30, 2003 we had $1.6 million available cash for debt service and other needs. Debt service for the remainder of calendar year 2003, is expected to be approximately $1.7 million which includes $1.5 million in principal in connection with the early retirement of our 10% senior subordinated notes. Required debt service for calendar year 2004, consists of interest payments of $90,000. It is anticipated that proceeds from the offering will be used to repay $1.0 million in senior subordinated debt and paydown all or a portion of any amounts outstanding on our line of credit.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         Some of the information in this prospectus, including the risk factors section, contains or incorporates by reference certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this prospectus that could cause actual results to differ materially from those contemplated in such forward-looking statements. A few uncertainties which could affect our future performance include, without limitation, the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in the securities markets. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in other filings from time to time when considering any forward-looking statement.

         We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

         The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

      UNITED FIDELITY BANK IS SUBJECT TO A SUPERVISORY AGREEMENT WITH THE
                          OFFICE OF THRIFT SUPERVISION


         United Fidelity Bank entered into a supervisory agreement with the OTS on February 3, 1999. The supervisory agreement, as amended on November 18, 2003, currently requires United Fidelity Bank to:

         o        refrain from paying dividends without OTS approval;

         o continue to conduct its banking activities in accordance with its strategic plan as approved by the OTS. The strategic plan calls for United Fidelity Bank to continue to originate single-family residential loans, maintain consumer loans in an amount not to exceed 28% of total assets, and originate most types of commercial loans with the exception of loans for commercial office speculation, loans to the hospitality industry, loans to the restaurant industry, or loans for dwellings of 5 or more families. See also "RISK FACTORS - United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital." on page 10. The strategic plan permits the use of brokered deposits to fund loan originations, in addition to current sources of retail deposits and advances from the Federal Home Loan Bank up to 15% of total deposits. Finally, the plan contains minimum capital target requirements, and does not currently provide for the payment of dividends by United Fidelity Bank. In its strategic plan, United Fidelity Bank set minimum capital targets of 6.25%, 8.25%, and 11.00%, for core capital, Tier I risk-based capital, and total risk-based capital, respectively. As of December 31, 2003, United Fidelity Bank's capital ratios for core capital, Tier I risk-based capital, and total risk-based capital were 7.00%, 9.16%, and 13.62%, respectively;

         o refrain from engaging in any transaction with or distribution of funds to Fidelity or its subsidiaries or selling any assets to an affiliate without OTS approval; and

         o not engage in new activities not included in its strategic plan without OTS approval.

         United Fidelity Bank believes that it currently is in compliance with all provisions of the supervisory agreement.

                                USE OF PROCEEDS


         Our net proceeds from the rights offering will depend upon the principal amount of the notes that are purchased. If we sell all of the notes which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $2,500,000, before deducting expenses payable by us, which are estimated to be approximately $36,250. Since our directors, executive officers and their affiliates, who currently own approximately 67.8% of our outstanding shares of common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise certain of their basic and over-subscription subscription privileges, we expect to issue at least $2.0 million principal amount of the notes and to receive proceeds of at least approximately $2.0 million from the rights offering, before deducting expenses.

         We anticipate that we will use a portion of the proceeds to repay $1.0 million of the $1.8 million in senior subordinated debt currently outstanding that matures in June 2005. We also anticipate that we will contribute $1.0 million of capital to our subsidiary, United Fidelity Bank. The remainder will be utilized to make interest payments on this and other outstanding debt, and to fund the limited operations of Fidelity. Although we expect to use the net proceeds in the manner discussed above, we reserve the right to use the net proceeds in any manner which we consider appropriate.

                     WE DO NOT ANTICIPATE PAYING DIVIDENDS


         We have not paid any cash dividends on our common stock since July 6, 1998 and do not anticipate paying cash dividends in the foreseeable future, since we are dependent upon United Fidelity Bank for funds for dividends and, under the terms of the supervisory agreement, United Fidelity cannot pay a dividend to us without approval of the OTS. For the foreseeable future, we anticipate that United Fidelity Bank will retain any earnings which it generates or, subject to OTS approval, pay a portion of these earnings to us in order for us to service our existing debt. The declaration and payment in the future of any cash dividends will be at the discretion of our board of directors and will depend upon the receipt of dividends from United Fidelity Bank, earnings, capital requirements and the financial position of Fidelity, general economic conditions and other pertinent factors.

                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges. Fixed charges represent interest expense.

--------------------------------------------------------------------------------------------------------------------------
                          Nine months        Year ended       Year ended       Year ended       Six months      Year ended
                             ended          December 31,     December 31,     December 31,         ended         June 30,
                         September 30,          2002             2001             2000         December 31,        1999
                             2003                                                                  1999
                          (unaudited)
--------------------------------------------------------------------------------------------------------------------------
Earnings to fixed               1.01               .49              .98              .70              .12             1.03
     charges
--------------------------------------------------------------------------------------------------------------------------
Income before taxes              $23           $(3,048)           $(160)         $(2,525)         $(3,741)            $287
--------------------------------------------------------------------------------------------------------------------------
Fixed charges:
--------------------------------------------------------------------------------------------------------------------------
Other interest                   708             1,637            2,007            2,015            1,117            2,263
--------------------------------------------------------------------------------------------------------------------------
Deposit Interest               2,263             4,385            6,494            6,442            3,151            7,467
--------------------------------------------------------------------------------------------------------------------------
                              $2,971            $6,022           $8,501           $8,457           $4,268           $9,730
--------------------------------------------------------------------------------------------------------------------------

                          PRICE RANGE OF COMMON STOCK


         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "FFED". The following table sets forth the reported high and low bid prices of our common stock for the periods indicated:


         2001                                   High                  Low
         ----

First Quarter                          $         1.81        $        1.31

Second Quarter                                   1.75                 1.50

Third Quarter                                    3.70                 1.75

Fourth Quarter                                   2.55                 2.00



         2002
         ----

First Quarter                          $         3.15        $        2.30

Second Quarter                                   2.95                 2.15

Third Quarter                                    2.50                 1.75

Fourth Quarter                                   2.15                 1.30



         2003
         ----

First Quarter                          $         1.75       $         1.21

Second Quarter                                   1.53                 1.12

Third Quarter                                    1.75                 1.25

Fourth Quarter                                   1.88                 1.50



         The closing price of our common stock was $1.62 on December 30, 2003. We urge you to obtain a current stock quote for our common stock.

                                 CAPITALIZATION


         The following table shows our indebtedness and capitalization as of September 30, 2003. The table also shows our capitalization as adjusted for the completion of the rights offering and assuming that all subscription rights are exercised.

                                                            September 30, 2003

                                                           Actual    As Adjusted

                                                         (dollars in thousands)
                                                              (unaudited)

Borrowings
----------

Junior subordinated notes, unsecured                      $  5,002        5,002

Senior subordinated notes, unsecured                         3,300        5,800

Federal Home Loan Bank Advances                             17,000       17,000

Line of credit, $500,000 secured by 59,700
shares of United  Fidelity Bank stock                            0            0

                                                          --------     --------
Total Borrowings                                          $ 25,302       27,802



Shareholders' Equity
--------------------

Common Stock                                              $  9,619        9,619

Stock Warrants                                                 261          261

Additional paid-in capital                                  16,635       16,635

Accumulated other comprehensive loss                          (141)        (141)

Retained earnings                                          (12,969)     (12,969)

                                                          --------     --------
                   Total shareholders' equity               13,405       13,405


                                                          --------     --------

                            Total capitalization          $ 38,707     $ 41,207
                                                          ========     ========

                              THE RIGHTS OFFERING


         Before exercising any subscription rights, you should read carefully the information set forth under "Risk Factors."

Eligibility.

         The rights offering is available only to our shareholders as of the close of business on January 7, 2004, which is the record date for the distribution of the rights. Eligibility for the offering could also be affected as described under the caption "-- Legal Compliance" below.

The Rights.

         We are distributing at no charge to each of our shareholders as of the record date, one basic subscription "right" (rounded down to the nearest whole number) for every 3,847 shares of common stock held. Each basic subscription right will entitle you, for $1,000, to purchase $1,000 principal amount of the notes. If you do not have a sufficient number of shares to entitle you to otherwise receive a basic subscription right, you will still receive a basic subscription right to purchase a note in the principal amount of $1,000. You are not required to exercise any or all of your rights unless you wish to purchase notes under your over-subscription privilege described below, in which case you must exercise all of your basic subscription rights. You may not transfer rights to any other person.

The Over-Subscription Privilege.

         Subject to the limitations described below, shareholders who exercise their rights to the fullest possible extent will have an "oversubscription privilege," which will entitle them to subscribe for notes that other shareholders declined to purchase. If you wish to exercise your over-subscription privilege, you should indicate the principal amount of the notes that you would like to purchase in the space provided on your shareholder rights agreement. Notes will be issued in multiples of $1,000.

         Notes will be available for purchase pursuant to the oversubscription privilege only to the extent that other shareholders decline to subscribe for the full amount of the notes available to them. If the number of notes available for oversubscriptions is less than the total number requested by shareholders who exercise their oversubscription privilege, we will allocate the amount of available notes that you will be entitled to purchase if you exercise your over-subscription privilege on a pro rata basis with other shareholders exercising their over-subscription privileges. For example, assume that (1) there are $500,000 in principal amount of notes available for over-subscription,
(2) individuals exercising over-subscription privileges subscribe for $600,000 principal amount of the notes by use of their over-subscription privileges, (3) you own 10,000 shares of our common stock and (4) shareholders who are exercising their over-subscription privileges own 100,000 shares. In this example, your over-subscription privilege would be equal to $50,000 principal amount of the notes. This was calculated by dividing the number of shares you own, or 10,000, by the total number of shares owned by all shareholders exercising their over-subscription privileges with respect to the notes, or 100,000, and then multiplying this by the principal amount of the notes available for sale pursuant to the exercise of all over-subscription privileges, or $500,000.

         The formula for determining your over-subscription privilege will entitle you to purchase a principal amount of the notes equal to the product of:

         o the number of shares of our common stock owned by you on the close of business on January 7, 2004, divided by the total number of shares of our common stock owned by all shareholders exercising their over-subscription privileges on the close of business on January 7, 2004; and

         o the principal amount of notes available for sale pursuant to the exercise of all over-subscription privileges.

         If this results in a principal amount of notes greater than you requested, you will receive only the principal amount of notes that you requested, and the excess will be reallocated one or more times among those shareholders whose over-subscription privileges are not fully satisfied on the same principle, until all available notes have been allocated or all exercises of over-subscription privileges are satisfied.

         In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges.

Expiration Date.

         The rights offering, including the oversubscription privilege, will expire at the close of business on April 20, 2004. If you do not exercise your subscription rights prior to that time, your basic subscription rights will expire and will no longer be exercisable. We will not be required to issue notes to you if we receive your shareholder rights agreement or your payment after that time, regardless of when you sent the shareholder rights agreement and payment.

No Minimum Condition.

         There is no minimum amount of notes that must be subscribed for as a condition to accepting subscriptions and closing the offering. We have the right to accept any subscriptions validly tendered.

Exercise Procedures.

         General. If you are a beneficial owner of shares of Fidelity common stock that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.

         Basic Subscription Rights. You may exercise your subscription rights by delivering to us on or prior to April 20, 2004:

         o A properly completed and duly executed shareholder rights agreement;
         o        Any required signature guarantees; and
         o Payment in full for the notes subscribed for by exercising your basic subscription right and, if desired, your over-subscription privileges.

         You should deliver your shareholder rights agreement and payment to us at the address shown on page 21. We will not pay you interest on funds delivered to us pursuant to the exercise of rights.

         Over-Subscription Privilege. When you send in your shareholder rights agreement, you must also send the full purchase price for the principal amount of notes that you have requested to purchase, in addition to the payment due for the principal amount of notes requested through your over-subscription privileges. If the principal amount of additional notes you are eligible to purchase exceeds the principal amount of notes you requested, you will receive only the principal amount of notes that you requested, and the remaining principal amount of notes will be divided among other shareholders exercising their over-subscription privileges.

         To determine if you have fully exercised your basic subscription right, we will consider only the rights held by you in the same capacity. For example, suppose you were granted rights for shares of Fidelity common stock you own individually and for shares of Fidelity common stock you own jointly with your spouse. You only need to fully exercise your basic subscription right with respect to your individually owned rights in order to exercise your over-subscription privilege with respect to your individually owned rights. You do not have to subscribe for any notes under the rights owned jointly with your spouse to exercise your individual over-subscription privileges.

         When you complete the portion of the shareholder rights agreement to exercise the over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription rights received in respect of shares of Fidelity common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription right in full.

         If you own your shares of Fidelity common stock through your broker, dealer or other nominee holder who will exercise your over-subscription privileges on your behalf, the nominee holder will be required to certify to us:

         o the number of shares held on January 7, 2004, the record date, on your behalf;

         o the number of rights you exercised under your basic subscription right; and

         o that your entire basic subscription right held in the same capacity has been exercised in full.

         Your nominee holder must also disclose to us certain other information received from you.

         If you exercised your over-subscription privilege and are allocated less than all of the principal amount of notes for which you wished to subscribe, the excess funds you paid for notes that are not allocated to you will be returned in full by mail, without interest or deduction, as soon as practicable after the expiration date of the rights. However, the subscription amounts we receive for principal amount of notes requested through your over-subscription privileges will not be deposited into an escrow account and will be available immediately for use by Fidelity. As a consequence, there is no guarantee that we will have these funds available to return to you. In this event, we expect to draw upon our existing $500,000 line of credit with CIB Bank. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

         Ambiguities in the Exercise of Subscription Rights. If you do not specify the number of subscription rights and over-subscription privileges being exercised on your shareholder rights agreement, or if your payment is not sufficient to pay the total purchase price for all of the notes that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of subscription rights and over-subscription privileges that could be exercised for the amount of the payment that we receive from you. If your payment exceeds the total purchase price for all of the subscription rights shown on your shareholder rights agreement, your payment will be applied, until depleted, to subscribe for notes in the following order:

         o to subscribe for the principal amount of notes that you indicated on the shareholder rights agreement that you wished to purchase through your basic subscription right, until your basic subscription right has been fully exercised; and

         o to subscribe for additional principal amount of notes pursuant to the over-subscription privilege, subject to any applicable limitations.

Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

         Signature Guarantee. Signatures on the shareholder rights agreement do not need to be guaranteed if either the shareholder rights agreement provides that the notes to be purchased are to be delivered directly to the record owner of such subscription rights, or the shareholder rights agreement is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. If a signature guarantee is required, signatures on the shareholder rights agreement must be guaranteed by a commercial bank, broker, dealer, credit union, national securities exchange or savings association.

         Payment for the Notes. Payment for the notes must be made in United States dollars. We will consider payment to have been received only upon:

         o actual receipt of any certified check or cashier's check drawn upon a U.S. bank or of any postal, telegraphic or express money order payable to the order of Fidelity Federal Bancorp;
         o        actual receipt of any funds transferred by wire transfer; or
         o actual receipt of any funds through an alternative payment method which we may approve.

         Payment for notes also may be effected through wire transfer as follows:

                  Wire to:          Federal Home Loan Bank of Indianapolis
                  ABA#:             074 001 019
                  Further Credit:   United Fidelity Bank, fsb
                  Account #:        8166-9994
                  Further Credit:   Fidelity Federal Bancorp - Rights Offering
                  Account #:        0-01-45004609

You May Not Revoke the Exercise of a Subscription Right.

         After you have exercised your basic subscription right or over-subscription privilege, you may not revoke that exercise. You should not exercise your subscription rights and over-subscription privilege unless you are certain that you wish to purchase the notes.

Our Decision Is Binding on You.

         All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights and over-subscription privileges will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right and over-subscription privilege by reason of any defect or irregularity in such exercise. Subscription rights and over-subscription privileges will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will be under no duty to notify you of any defect or irregularity in connection with the submission of a shareholder rights agreement or incur any liability for failure to give such notification.

Notice to Nominee Holders.

         If you are a broker, a trustee or a depositary for securities who holds shares of Fidelity common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares of the issuance of the rights as soon as possible to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate shareholder rights agreements and, in the case of the over-subscription privilege, the related nominee holder certification, and submit them to us with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of Fidelity common stock on the record date, so long as the nominee submits the appropriate shareholder rights agreements and certifications and proper payment to the subscription agent.

We Are Making No Recommendation to Rights Holders.

         Neither Fidelity nor its board of directors is making any recommendations to you as to whether or not you should exercise your subscription rights or over-subscription privileges. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Fidelity Has Reserved the Right to Withdraw or Cancel the Rights Offering.

         Our board of directors may withdraw the rights offering in its sole discretion at any time prior to or on the completion date. We don't expect to withdraw the rights offering. We reserve the right to do so in the event we later determine that facts of which we are currently unaware or future events would cause us to believe that the rights offering is not in the best interests of Fidelity. These reasons may include the institution or threat of litigation against us with respect to the rights offering. We currently are not aware of any facts or circumstances which would cause us to withdraw the rights offering.

         If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Because we will have immediate use of funds received in the rights offering, if we withdraw the rights offering there is no guarantee that we will have funds available to return to shareholders who have submitted payment for shares. In the event that we would have no funds available to return to shareholders, we expect to draw upon an existing $500,000 line of credit with CIB Bank to obtain the funds for this purpose. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

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

Interest on Subscription Funds.

         Interest will accrue beginning on the date of our receipt of amounts submitted as payment for the notes at the rate of 9% per annum, based upon a 360-day year. However, if we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Further, if you exercise your over-subscription privilege and are allocated less than all of the principal amount of notes for which you wished to subscribe, the excess funds you paid for the notes will be returned to you promptly, without interest.

Management and Director Participation.

         Mr. Cordingley and his affiliates, and the other directors of Fidelity and their respective affiliates, who currently own of record approximately 64.1% and 3.7%, respectively, and beneficially own approximately 65.9% and 3.9%, respectively, of our outstanding shares of common stock, have agreed to exercise their basic subscription rights, and over-subscription privileges in the amount of at least $2.0 million principal amount of the notes. As a result, we expect that at least $2.0 million principal amount of the notes offered will be subscribed for.

Legal and Regulatory Compliance.

         We will not be required to issue you notes pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such notes if, at the time the subscription rights expire, you have not obtained such clearance or approval.

         The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any notes to you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have notes available. It is not anticipated that there will be any changes in the terms of the rights offering. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case shareholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

Fees and Expenses.

         You are responsible for paying any commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. We will not pay such expenses.

If You Have Questions.

         If you have questions or need assistance concerning the procedure for exercising subscription rights or if you would like additional copies of this prospectus, the instructions, or forms for use in connection with the rights offering, you should contact Deb Merritt, Assistant Vice President, Shareholder Relations, of Fidelity, at:

                  Fidelity Federal Bancorp
                  18 NW Fourth Street, PO Box 1347
                  Evansville, Indiana 47706-1347

                  Telephone:        (812) 424-0921, extension 2226
                                    (800) 280-8280, extension 2226

         Important: Please carefully read the instructions accompanying the shareholder rights agreement and follow those instructions in detail. You are responsible for choosing the payment and delivery method for your shareholder rights agreement, and you bear the risks associated with such delivery. If you choose to deliver your shareholder rights agreement and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to us prior to April 20, 2004.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS


         The following discussion is the opinion of our tax counsel, Krieg DeVault LLP, as to the application of existing material federal income tax law to facts as presented in this prospectus relating to the rights offering and sale of the notes. Krieg DeVault's opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, judicial authority and administrative rulings and practice, all of which are subject to change at any time, possibly with retroactive effect. Moreover, there can be no assurance that this opinion will not be challenged by the Internal Revenue Service or that a court considering the issues will not hold contrary to such opinion.

         This discussion may not address federal income tax consequences applicable to shareholders subject to special treatment under federal income tax law, such as financial institutions, broker-dealers, life insurance companies or traders in securities that elect to mark to market. Also, this discussion does not address applicable tax consequences if you hold Fidelity common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction. This summary assumes that investors will hold their notes as "capital assets" (generally property held for investment) pursuant to Section 1221 of the Code. This summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. You should consult your own tax advisors in determining the federal, state, local or foreign and any other tax consequences to you of the rights offering and ownership of the notes.

         Interest Income on the Notes. This discussion assumes that all payments on the notes are denominated in U.S. dollars and that the interest formula for the notes meets the requirements for "qualified stated interest" under applicable Treasury regulations (the "OID Regulations") relating to original issue discount ("OID"), and that any OID on the notes (i.e., any excess of the principal amount of the notes over their issue price) does not exceed a de minimis amount (i.e., 0.25% of their principal amount multiplied by the number of full years included in their term), all within the meaning of the OID Regulations. Based on the above assumption that the notes will not be considered to be issued with OID, the stated interest thereon will be taxable to a note holder as ordinary interest income when received or accrued in accordance with such note holder's method of tax accounting.

         Sale or Other Disposition. A holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of a note equal to the difference between the amount realized from such sale and the holder's tax basis in the note that was sold. Under Section 1222 of the Code, gain or loss from the sale or exchange of a capital asset is characterized as either short-term or long-term depending on how the asset was held by the taxpayer. Short-term capital gains and losses arise on the sale or exchange of a capital assets held for twelve (12) months or less. Conversely, long-term capital gains and losses arise on the sale or exchange of capital assets held for more than twelve (12) months. Long-term capital gains are generally taxed at a preferred rate.

                            DESCRIPTION OF THE NOTES


Principal, Interest Rate and Maturity.

         The notes will mature on April 20, 2009. The aggregate principal amount of the notes is $2,500,000. However, we may issue additional notes from time to time, without the consent of the holders of the notes.

         Interest on the notes will:

         o accrue at the rate of 9.00% per year, beginning on the date of our receipt of amounts submitted as payment for the notes, based upon a 360-day year;

         o be payable semiannually, in arrears, on each April 20th and October 20th, with the initial interest payment payable on October 20, 2004; and

         o be payable to the person in whose name the notes are registered at the close of business on April 1 and October 1 preceding the applicable interest payment date, which we refer to as "regular record dates."

Optional Redemption.

         On at least 15 but not more than 60 days' notice, we may redeem the notes, in whole or in part, at any time on or after April 20, 2004 and prior to maturity with no redemption premium. If we redeem the notes in part, all principal payments on the notes will be made pro rata to the holders of the notes based on the aggregate outstanding principal balance of the notes to be redeemed.

         If we redeem the notes in part, we will select the notes for redemption on a pro rata basis. We will only redeem the notes in multiples of $1,000 in original principal amount. A note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

Ranking of the Notes.

         The notes rank senior to Fidelity's 9% junior subordinated notes due February 2009, and rank and are PARI PASSU with the senior subordinated notes due June 2005. In addition, the notes are unsecured obligations of Fidelity and are senior to all other unsecured indebtedness of Fidelity, including any future issues of subordinated notes or debentures of Fidelity but not to common stock or preferred stock of Fidelity.

         We presently have the following unsecured debt as of September 30, 2003:

               Junior subordinated notes, 9.00%, interest            1,002,000*
               paid semi-annually, due February 2004 unsecured

               Senior subordinated notes, 10.00%, interest paid      3,300,000*
               semi-annually, due June 2005, unsecured

                                                                    ==========
               Total unsecured debt                                 $4,302,000*
                                                                    ==========
             *Unaudited.

         The notes are not directly subordinated to indebtedness of United Fidelity Bank or its subsidiaries. However, there are no contractual limitations on the amount of indebtedness which may be incurred by United Fidelity Bank or its subsidiaries which could impact the ability of United Fidelity Bank to pay dividends to us, from which we would make payments on the notes.

Sinking Fund.

         We are not obligated to make mandatory redemption or sinking fund payments with respect to the notes.

Payment.

         We will pay interest on the notes to the persons in whose names the notes are registered at the close of business on the regular record date for each interest payment. However, we will pay the interest payable on the notes at their stated maturity to the persons to whom we pay the principal amount of the notes. The initial payment of interest on the notes will be payable on October 20, 2004.

         We will pay principal and interest on the notes at the offices of Fidelity or at any other office maintained by us for such purposes. We may pay interest by cash or by check mailed to the address of the person entitled to the payment as it appears in the security register.

Non-Payment.

         If we fail to pay the interest on, or principal of the notes when due, and which failure continues for thirty days, the principal and interest of the notes may be declared due and payable by the holder and payment may be enforced in accordance with Indiana law.

Waiver.

         No holder of any note and no director, officer, employee, agent, manager, partner or other interest holder of Fidelity shall have any liability for any obligation of Fidelity under the notes or for any claim based on, in respect of or by reason of such obligations. Each holder, by accepting a note, waives and releases all such liability. Such waiver and release shall be part of the consideration for the issuance of the notes. Notwithstanding the foregoing, this shall not be construed as a waiver or release of any claim under the federal securities laws.

Form, Exchange and Transfer of the Notes.

         We will issue the notes in registered form, without coupons. We will only issue the notes in denominations of integral multiples of $1,000.

         Holders may present the notes for exchange or for registration of transfer at our principal executive offices or at any other office or agency maintained by Fidelity for such purpose. We will exchange or transfer the notes if the notes are duly endorsed by, or accompanied by a written instrument of transfer in a form satisfactory to us. We will not charge a service charge for any exchange or registration of transfer of the notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange.

Title.

         We may treat the person in whose name a note is registered on the applicable record date as the owner of the note for all purposes, whether or not it is overdue.

                          DESCRIPTION OF CAPITAL STOCK


         The following is a summary of the terms of our capital stock and highlights some of the provisions of our amended and restated articles of incorporation and by-laws. Since we are only providing a general summary of certain terms of our amended and restated articles of incorporation and by-laws, you should only rely on the actual provisions of the amended and restated articles of incorporation or the by-laws. If you would like to read the articles of incorporation or by-laws, they are on file with the Securities and Exchange Commission.

Authorized and Outstanding Capital Stock.

         Our authorized capital stock consists of 15,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock. As of September 30, 2003, there were 9,618,658 shares of common stock outstanding and approximately 440 beneficial holders of common stock of record. All outstanding shares of common stock are fully paid and non-assessable. We have two issues of outstanding warrants to purchase 18,282 and 9,471 shares of our common stock at a price of $6.22 and $8.93 per share, respectively. The warrants expire on April 30, 2004 and January 31, 2005, respectively. The warrants may be exercised in whole or in part at any time prior to expiration. Fidelity has reserved 27,753 shares of common stock for the possible exercise of these warrants. None of the warrants have been exercised as of September 30, 2003. As of September 30, 2003, we also had outstanding, under our stock option plans, options to purchase 381,996 shares of our common stock. We have reserved 470,279 shares of common stock for the possible exercise of options under these option plans.

Common Stock.

         The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the board of directors out of funds legally available therefore. Holders of common stock are entitled to one vote per share for the election of directors and other corporate matters. Such holders are not entitled to vote cumulatively for the election of directors. In the event of liquidation, dissolution or winding up of Fidelity, holders of common stock would be entitled to share ratably in all of our assets available for distribution to the holders of common stock. The common stock carries no preemptive rights.

Preferred Stock.

         Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. The issuance of preferred stock could have the effect of delaying or preventing a change in control of Fidelity. Your rights as a holder of our common stock may be affected by any preferred stock that we may issue. Our board of directors has no present plans to issue any preferred stock.

Transfer Agent.

         We act as our own transfer agent for our common stock.

                              PLAN OF DISTRIBUTION


         On or about March 1, 2004, we will distribute the subscription rights, shareholder rights agreements and copies of this prospectus to individuals who owned shares of common stock on January 7, 2004. We have not employed any brokers, dealers or underwriters in connection with the rights offering and will not pay any underwriting commissions, fees or discounts in connection with the rights offering. Certain of our directors or officers may assist in the rights offering. These individuals will not receive any commissions or compensation other than their normal directors' fees or employment compensation and will not register with the Securities and Exchange Commission as brokers in reliance on certain safe harbor provisions contained in Rule 3a4-1 under the Securities Exchange Act of 1934.

         If you wish to exercise your subscription rights and purchase the notes, you should complete the shareholder rights agreement and return it with payment for the notes, to us, at the address below. If you have any questions, you should contact Deb Merritt, Assistant Vice President, Shareholder Relations, of Fidelity at:

                  Fidelity Federal Bancorp
                  18 NW Fourth Street, PO Box 1347
                  Evansville, Indiana 47706-1347
                  Telephone:        (812) 424-0921, extension 2226
                                    (800) 280-8280, extension 2226

                                 LEGAL MATTERS


         The validity of the notes offered by this prospectus and the tax matters discussed under "Material Federal Income Tax Considerations" has been passed upon for us by Krieg DeVault LLP, Indianapolis, Indiana.

                                    EXPERTS


         BKD LLP (formerly known as Olive LLP), independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of BKD LLP (formerly known as Olive LLP), given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


         We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C.

20549. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing such information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the rights offering is completed:

         o our annual report on Form 10-K for the fiscal year ended December 31, 2002;
         o our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003;
         o our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003;
         o our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003;
         o our definitive proxy statement filed April 1, 2003 in connection with our 2003 annual shareholder meeting.

Our SEC file number is 0-22880.

         This prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the securities that we are offering under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and the notes and the warrants. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

         This document incorporates by reference important business, financial and other information about us that is not included in or delivered with this document. Documents incorporated by reference and any other copies of our filings with the SEC are available from us upon written or oral request and without charge to each person, including any beneficial owner, to whom a prospectus is delivered, excluding all exhibits unless specifically incorporated by reference as exhibits in this document.

         Written and telephone requests for any of these documents should be directed to us as indicated below:

                            Fidelity Federal Bancorp
                               18 NW Fourth Street
                                  P.O. Box 1347
                         Evansville, Indiana 47706-1347
                      Attn.: Mark A. Isaac, Vice President
                            Telephone: (812) 424-0921

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